Chaparral
   E N E R G Y

December 18, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Attn:  Karl Hiller and John Cannarella

             Re:          Chaparral Energy, Inc.
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed March 29, 2012
             File No. 333-134748

Ladies and Gentlemen:

            Per my discussions with John Cannarella today, and on behalf of Chaparral Energy, Inc., I hereby request an extension of the time to respond to the Staff’s letter dated December 5, 2012, regarding the above referenced 10-K report, to January 4, 2013 (an additional 10 business days plus two Federal holidays).  Being December, we have been beset with absences due to vacations and prior obligations of engineers and key personnel.  The additional 10 business days will permit us to ensure we have sufficient attention of the personnel necessary to properly respond to the Staff’s comments.

             Very truly yours,

             Chaparral Energy, Inc.

             By  /s/  DAVID J. KETELSLEGER
                David J. Ketelsleger
                Senior Vice President and General Counsel